UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 2

PAPA MURPHY’S HOLDINGS, INC.

(Name of Subject Company)

PAPA MURPHY’S HOLDINGS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

698814100

(CUSIP Number of Class of Securities)

Victoria J. Tullett, Esq.

Chief Legal Officer and Corporate Secretary

Papa Murphy’s Holdings, Inc.

8000 NE Parkway Drive, Suite 350

Vancouver, WA 98662

(360) 260-7272

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Steven G. Rowles Shai Kalansky Morrison & Foerster LLP 12531 High Bluff Drive, Suite 100 San Diego, California 92130 United States of America (858) 720-5100	John R. Thomas Joe Bailey Perkins Coie LLP 1120 NW Couch Street, 10th Floor Portland, OR 97209 (503) 727-2000	Neil Kravitz Fasken 800, rue du Square-Victoria bureau 3700 Montréal, Québec H4Z 1E9 Canada (514) 397-7551

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Papa Murphy’s Holdings, Inc. (the “Company”) with the Securities and Exchange Commission on April 25, 2019 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by MTY Columbia Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of MTY Franchising USA, Inc. (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (each such share, a “Share,” and collectively, the “Shares”) at a purchase price equal to $6.45 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2019, and in the related Letter of Transmittal, in each case, as may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Explanatory Note:

As described below in Item 8 of the Schedule 14D-9 under the heading “Litigation Related to the Transactions”, and as previously disclosed on May 6, 2019, several purported stockholders have filed putative class action lawsuits challenging, among other things, the adequacy of the disclosures made in connection with the Transactions. The Company and the other defendants in these lawsuits vigorously deny that they have committed any violation of law or engaged in any of the wrongful acts that were or could have been alleged in the lawsuits, and expressly maintain that they diligently and scrupulously complied with their fiduciary and other legal duties. The Company and the other defendants in these lawsuits deny that any further disclosure is required to supplement the Schedule 14D-9 under any applicable rule, statute, regulation or law. However, solely to avoid the risk that a court may issue an injunction in connection with these lawsuits, which may delay or otherwise adversely affect the completion of the Transactions, the Company is providing certain additional disclosures that are supplemental to those contained in the Schedule 14D-9. None of the defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, or any violation of any federal or state law. Nothing in this document shall be deemed an admission of the legal necessity for, or materiality under any applicable laws of, any of the additional disclosures set forth herein. This supplemental information should be read in conjunction with the Schedule 14D-9, which we urge you to read in its entirety. The Company’s additional disclosures are as follows:

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

(a) Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence as the last sentence to the first paragraph under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Effect of the Merger on Company Shares and Equity-Based Incentive Awards—Shares” on page 5 of the Schedule 14D-9:

“For a description of the beneficial ownership of Company’s executive officers and directors, please refer to “Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters— Security Ownership of Certain Beneficial Owners and Management” in Amendment No. 1 to the Company’s Annual Report on Form 10-K, filed with the SEC on April 30, 2019.”

(b) Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph as the eighth paragraph under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Change of Control Agreements” on page 7 of the Schedule 14D-9:

“MTY, on behalf of Parent and Merger Sub, during the negotiation and bid submission process discussed under Item 4 of the Schedule 14D-9 under the heading “Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer” after it provided its final price of $6.45 per share, indicated to members of the Company’s management its general desire to retain the Company’s executive officers. There are no agreements between Parent, Merger Sub, MTY or their respective affiliates and any executive officers or directors of the Company regarding the retention of any Company executive officers or directors or the terms under which any officers or directors would be retained.

Parent and its affiliates did not make any offer of employment to the officers and directors in connection with the negotiation of the terms of the Merger. None of the Change of Control Agreements referred to in the Schedule 14D-9 were entered into with or at the direction of Parent, Merger Sub, MTY or any of their respective affiliates.”

Item 4. The Solicitation or Recommendation.

(a) Item 4 of the Schedule 14D-9 under the heading “Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer” is hereby amended and supplemented by adding the following sentences at the end of the thirteenth paragraph under such heading, which appears on page 18 of the Schedule 14D-9:

“Such non-disclosure agreements contain customary standstill provisions, which restrict the ability of the potential bidders to take certain actions relating to the acquisition of the Company’s securities or material assets for a period of fifteen months to two years. Such non-disclosure agreements also generally contain provisions restricting potential bidders from making public disclosure of any request to the Company (or its directors, officers, employees or agents), directly or indirectly, to amend or waive such standstill restrictions, though they do not otherwise restrict potential bidders from making such requests. Approximately one third of the non-disclosure agreements provided that such standstill restrictions terminated automatically once the Company entered into the Merger Agreement. An example of the relevant provisions on this topic have been disclosed publicly in the Confidentiality Agreement with Parent provided as Exhibit (e)(3) to the Schedule 14D-9. The confidentiality agreement with Company A (as defined and described in greater detail below) contains a two-year standstill restriction and provisions identical to the Confidentiality Agreement with Parent with respect to restricting Company A from making public disclosure of any request to the Company (or its directors, officers, employees or agents), directly or indirectly, to amend or waive such standstill restrictions, but the confidentiality agreement does not otherwise prohibit Company A from making such requests.”

(b) Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor—Financial Analyses—Comparable Precedent Transaction Analysis” is hereby amended and supplemented by amending and restating the table set forth following the second paragraph under such heading on page 35 (transactions in the restaurant industry) in its entirety as follows:

Target	Acquiror	Enterprise Value / EBITDA
Bojangles	The Jordan Company	5.2x
Jamba Juice	Focus Brands	*(1)
Qdoba	Apollo Management, L.P.	6.5x
Culvers	Roark	*
Blaze Pizza	Brentwood Associates	*
Kahala Brands. (OTCPK:KAHL)	MTY Food Group Inc. (TSX:MTY)	10.4x
Del Taco, Inc.	Levy Acquisition Corp.	8.5x
Rusty Taco, Inc.	Buffalo Wild Wings Inc. (NasdaqGS:BWLD)	*
Newk’s Eatery	Sentinel Capital Partners, LLC	13.0x
Huddle House	Sentinel Capital Partners, LLC	6.2x
Company X(2)	Company B	8.0x
Company C	Company D	12.6x
Company E	Company F	10.8x
Company G	Company H	5.5x
Company I	Company J	7.1x
Company K	Company L	8.5x
Company M	Company N	7.0x
Company O	Company P	7.9x
Company Q	Company R	6.3x
Company S	Company T	20.0x

(1)

“*” means that the ratio of Enterprise Value to EBITDA for the applicable transaction was not available to North Point, not meaningful or otherwise not used in the analyses described and summarized below, and that the analyses described and summarized below do not include such transaction. Ratios are considered not meaningful if they are negative or greater than 25.0x.

(2)

Names of comparable precedent transactions that were previously disclosed in the Schedule 14D-9 without Enterprise Value/EBITDA multiples, but for which pricing terms were not disclosed publicly, are redacted in this Amendment No. 2.

(c) Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor—Financial Analyses—Comparable Precedent Transaction Analysis” is hereby amended and supplemented by amending and restating the table set forth following the sixth paragraph under such heading on page 36 of the Schedule 14D-9 (restaurants with inconsistent performance) in its entirety as follows:

Target	Acquiror	Enterprise Value / EBITDA
Quiznos (QCE LLC)	High Bluff Capital Partners	* (1)
Frisch’s Restaurants	NRD Partners I L.P.	7.3x
Mitchell’s Restaurants	Landry’s, Inc.	*
Fazoli’s	Sentinel Capital Partners, LLC	6.0x
J. Alexander’s Corp. (NasdaqGM:JAX)	Fidelity National Financial, Inc. (NYSE:FNF)	7.4x
Benihana Inc.	Angelo, Gordon & Co.	7.2x
Huddle House, Inc.	Sentinel Capital Partners, LLC	6.2x
O’Charley’s Inc. (NasdaqGS:CHUX)	Fidelity National Financial, Inc. (NYSE:FNF)	5.3x
The Krystal Company, Inc.	Argonne Capital Group	6.0x
Morton’s Restaurant Group, Inc. (NYSE:MRT)	Landry’s, Inc.	7.8x
Company 1(2)	Company 2	5.5x
Company 3	Company 4	6.2x
Company 5	Company 6	8.5x
Company 7	Company 8	6.5x
Company 9	Company 10	7.1x
Company 11	Company 12	6.3x
Company 13	Company 14	7.8x
Company 15	Company 16	6.1x
Company 17	Company 18	7.0x

(1)	“*” means that the ratio of Enterprise Value to EBITDA for the applicable transaction was not available, and that the analyses described and summarized below do not include such transaction.
(2)

Names of comparable precedent transactions that were previously disclosed in the Schedule 14D-9 without Enterprise Value/EBITDA multiples, but for which pricing terms were not disclosed publicly, are redacted in this Amendment No. 2.

(d) Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor—Financial Analyses—Premiums Paid Analysis” is hereby amended and supplemented by deleting the first two sentences of the first paragraph of such section on page 37 of the Schedule 14D-9 and replacing them with the following two paragraphs and table:

“North Point analyzed the premium paid for 23 acquired public entities in the consumer staple industry, such as food retail, packaged food, and personal products companies, and 61 acquired public entities in the consumer discretionary industry, such as restaurants, apparel retail, specialty stores, and specialized consumer services, in transactions with implied enterprise values ranging from $50 million to $5 billion since 2012, relative to the target’s stock prices one day, one week, one month, and two months prior to the date that the transaction was announced. Based on its premiums paid analysis, North Point analyzed companies with a range of enterprise values that are significantly higher than the Company.

The following tables presents the transactions analyzed and the premiums paid for each transaction in the Consumer Staple and Consumer Discretionary industries, as applicable:”

Target	Consumer Segment	Acquiror	1-Day Premium	1-Week Premium	1-Month Premium	2-Month Premium
Bojangles’, Inc.	Discretionary	The Jordan Company, L.P.; Durational Capital Management LP	0.6%	2.1%	(2.5%)	12.6%
Sonic Corp.	Discretionary	Inspire Brands, Inc.	18.8%	18.7%	26.0%	23.5%
Zoe’s Kitchen, Inc.	Discretionary	Cava Group, Inc.	33.4%	45.9%	24.4%	41.8%
Jamba, Inc.	Discretionary	FOCUS Brands Inc.	16.3%	17.0%	19.0%	27.7%
SUPERVALU INC.	Staples	United Natural Foods, Inc. (NYSE:UNFI)	67.1%	51.7%	52.7%	80.9%
The Finish Line, Inc.	Discretionary	JD Sports Fashion plc (LSE:JD.)	28.0%	30.3%	28.8%	6.3%
Bravo Brio Restaurant Group, Inc.	Discretionary	Spice Private Equity AG (SWX:SPCE)	16.8%	26.6%	15.7%	76.1%
Fogo de Chão, Inc.	Discretionary	Rhone Capital, L.L.C.	25.5%	26.5%	14.5%	33.5%
Amplify Snack Brands, Inc.	Staples	The Hershey Company (NYSE:HSY)	71.4%	85.2%	114.7%	60.9%
Buffalo Wild Wings, Inc.	Discretionary	Arby’s Restaurant Group, Inc.	7.2%	10.1%	26.1%	48.5%
Inventure Foods, Inc.	Staples	Utz Quality Foods, LLC	(10.3%)	(9.3%)	(16.7%)	15.3%
Ruby Tuesday, Inc.	Discretionary	NRD Capital Management, LLC	20.6%	8.1%	6.7%	28.3%
Omega Protein Corporation	Staples	Cooke Inc.	32.5%	32.1%	39.2%	33.3%
Bob Evans Farms, Inc.	Staples	Post Holdings, Inc. (NYSE:POST)	5.6%	12.5%	16.7%	14.7%
ClubCorp Holdings, Inc.	Discretionary	Apollo Global Management, LLC (NYSE:APO)	30.7%	30.7%	25.4%	29.2%
West Marine, Inc.	Discretionary	Monomoy Capital Partners	33.7%	34.8%	33.0%	18.3%
Nutraceutical International Corporation	Staples	HGGC, LLC	49.3%	40.7%	39.8%	31.4%
Kate Spade & Company	Discretionary	Tapestry, Inc. (NYSE:TPR)	9.0%	10.4%	(6.2%)	(21.8%)

AdvancePierre Foods Holdings, Inc.	Staples	Tyson Foods, Inc. (NYSE:TSN)	9.8%	18.6%	30.9%	41.9%
Alterra Mountain Company	Discretionary	Aspen Skiing Company, LLC; KSL Advisors, LLC	(6.1%)	(5.3%)	1.2%	0.1%
Popeyes Louisiana Kitchen, Inc.	Discretionary	Restaurant Brands International Inc. (NYSE:QSR)	19.5%	19.2%	26.5%	28.2%
Arctic Cat Inc.	Discretionary	Textron Specialized Vehicles Inc.	41.3%	35.0%	16.7%	9.7%
LifeLock, Inc.	Discretionary	Symantec Corporation (NasdaqGS:SYMC)	15.7%	25.5%	38.7%	45.1%
Mattress Firm Holding Corp.	Discretionary	Steinhoff International Holdings N.V. (JSE:SNH)	115.2%	114.5%	101.4%	86.3%
Coinstar Asset Holdings, LLC	Discretionary	Apollo Global Management, LLC (NYSE:APO)	10.9%	13.5%	19.8%	28.7%
Golden Enterprises, Inc.	Staples	Utz Quality Foods, LLC	60.0%	62.4%	78.8%	117.0%
Skullcandy, Inc.	Discretionary	Mill Road Capital LP	35.7%	38.9%	74.0%	80.9%
Elizabeth Arden, Inc.	Staples	Revlon Consumer Products Corporation	50.1%	46.8%	57.3%	43.0%
Krispy Kreme Doughnuts, Inc.	Discretionary	Cotton Parent, Inc.	24.6%	21.1%	31.7%	40.1%
The Fresh Market, Inc.	Staples	Apollo Global Management, LLC (NYSE:APO)	24.0%	24.1%	25.1%	34.7%
Tumi Holdings, Inc.	Discretionary	Samsonite International S.A. (SEHK:1910)	32.9%	40.1%	51.0%	60.9%
Pep Boys—Manny, Moe & Jack	Discretionary	Icahn Enterprises L.P. (NasdaqGS:IEP)	17.9%	19.1%	23.3%	44.9%
Boulder Brands, Inc.	Staples	Pinnacle Foods Inc. (NYSE:PF)	9.2%	22.5%	25.3%	28.4%
Roundy’s, Inc.	Staples	The Kroger Co. (NYSE:KR)	65.1%	60.0%	36.4%	35.8%
Diamond Foods, LLC	Staples	Snyder’s-Lance, Inc.	16.0%	25.9%	26.6%	35.9%
Blyth, Inc.	Discretionary	The Carlyle Group L.P. (NasdaqGS:CG)	109.9%	109.9%	33.0%	1.3%
ANN INC.	Discretionary	Ascena Retail Group, Inc. (NasdaqGS:ASNA)	21.4%	20.5%	23.3%	12.8%
Dover Saddlery, Inc.	Discretionary	Webster Capital	70.0%	70.0%	84.8%	78.9%
Norcraft Companies, Inc.	Discretionary	Fortune Brands Home & Security, Inc. (NYSE:FBHS)	11.4%	13.9%	23.7%	25.4%

Life Time, Inc.	Discretionary	Leonard Green & Partners, L.P.; TPG Capital, L.P.; LNK Partners	7.3%	9.8%	28.5%	32.9%
The Pantry, Inc.	Staples	Mac’s Convenience Stores, LLC	3.5%	27.7%	45.2%	53.8%
Einstein Noah Restaurant Group, Inc.	Staples	BDT Capital Partners, LLC; JAB Beech Inc.	51.2%	52.5%	42.3%	33.8%
Annie’s, Inc.	Staples	General Mills, Inc. (NYSE:GIS)	35.7%	44.2%	57.2%	34.9%
Chiquita Brands International Inc.	Staples	Sucocitrico Cutrale Ltda; Banco Safra S.A., Investment Arm	44.1%	51.0%	39.3%	42.0%
Susser Holdings Corporation	Staples	Energy Transfer Partners, L.P. (NYSE:ETP)	46.1%	40.8%	34.7%	38.3%
Hastings Entertainment Inc.	Discretionary	Draw Another Circle, LLC	57.1%	64.8%	53.8%	58.7%
Zale Corporation	Discretionary	Signet Jewelers Limited (NYSE:SIG)	40.8%	43.8%	40.3%	39.9%
CEC Entertainment, Inc.	Discretionary	Apollo Global Management, LLC (NYSE:APO)	11.5%	9.0%	22.9%	17.8%
Arden Group, Inc.	Staples	TPG Capital, L.P.	0.7%	(1.2%)	1.7%	(4.1%)
Nine West Holdings, Inc.	Discretionary	Sycamore Partners	3.9%	4.4%	15.5%	(0.0%)
Jos. A Bank Clothiers Inc.	Discretionary	Tailored Brands, Inc. (NYSE:TLRD)	28.5%	30.9%	30.4%	47.3%
Costa Inc.	Discretionary	Essilor International Société Anonyme (ENXTPA:EI)	7.6%	6.9%	17.9%	6.6%
Mac-Gray Corp.	Discretionary	CSC ServiceWorks, Inc.	42.3%	46.5%	50.4%	41.5%
R.G. Barry Corporation	Discretionary	Mill Road Capital LP; Blackstone Tactical Opportunities Advisors L.L.C.	13.0%	16.2%	19.9%	8.8%
Steinway Musical Instruments Inc.	Discretionary	Paulson & Co. Inc.	4.5%	10.6%	10.0%	38.7%
Saks Incorporated	Discretionary	Hudson’s Bay Company (TSX:HBC)	4.5%	7.1%	17.3%	6.0%
Maidenform Brands LLC	Discretionary	Hanesbrands Inc. (NYSE:HBI)	23.1%	26.1%	35.8%	30.1%
Harris Teeter Supermarkets, Inc.	Staples	The Kroger Co. (NYSE:KR)	1.8%	3.2%	5.2%	9.2%

Stewart Enterprises Inc.	Discretionary	Service Corporation International (NYSE:SCI)	36.0%	47.1%	49.7%	42.2%
rue21, Inc.	Discretionary	Apax Partners LLP	23.1%	24.9%	42.3%	51.6%
True Religion Apparel, Inc.	Discretionary	TowerBrook Capital Partners L.P.	8.7%	14.2%	19.6%	15.5%
Hot Topic Inc.	Discretionary	Sycamore Partners	30.2%	29.6%	26.4%	31.5%
OfficeMax Incorporated	Discretionary	Office Depot, Inc. (NasdaqGS:ODP)	3.8%	25.1%	22.0%	38.7%
K-Swiss Inc.	Discretionary	E. Land World Company, Ltd.	47.1%	49.4%	49.8%	67.3%
Caribou Coffee Company, Inc.	Discretionary	BDT Capital Partners, LLC; JAB Beech Inc.	29.9%	27.8%	43.6%	35.0%
Schiff Nutrition International Inc.	Staples	Reckitt Benckiser LLC	23.9%	23.8%	72.7%	104.2%
Teavana Holdings, Inc.	Discretionary	Starbucks Corporation (NasdaqGS:SBUX)	53.0%	47.6%	19.1%	16.2%
Warnaco Group Inc.	Discretionary	PVH Corp. (NYSE:PVH)	34.5%	31.0%	33.4%	33.1%
Sealy Corporation	Discretionary	Tempur Sealy International, Inc. (NYSE:TPX)	2.8%	7.8%	39.2%	31.0%
American Greetings Corporation	Discretionary	The Weiss Family	32.5%	23.9%	33.3%	49.7%
Physicians Formula Holdings Inc.	Staples	Markwins International Corporation	12.1%	15.0%	41.2%	43.3%
Peet’s Coffee & Tea, Inc.	Discretionary	JAB Holdings B.V.; BDT Capital Partners, LLC	28.6%	37.3%	27.9%	21.8%
Lacrosse Footwear Inc.	Discretionary	ABC-Mart, Inc. (TSE:2670)	81.0%	82.0%	84.7%	56.9%
The Talbots Inc.	Discretionary	Sycamore Partners	113.2%	7.4%	(4.2%)	(9.2%)
Benihana Inc.	Discretionary	Angelo, Gordon & Co., L.P.	22.6%	17.8%	19.9%	20.0%
Golfsmith International Holdings Inc.	Discretionary	Golf Town USA, Inc.	29.5%	29.8%	38.0%	45.2%
Cost Plus Inc.	Discretionary	Bed Bath & Beyond Inc. (NasdaqGS:BBBY)	22.3%	15.7%	23.9%	49.2%
Charming Shoppes Inc.	Discretionary	Ascena Retail Group, Inc. (NasdaqGS:ASNA)	24.6%	24.6%	21.7%	28.9%
P.F. Chang’s China Bistro, Inc.	Discretionary	Centerbridge Partners, L.P.	29.8%	29.7%	30.3%	35.2%
Imperial Sugar Co.	Staples	Louis Dreyfus Commodities LLC	56.8%	60.4%	35.4%	9.1%

Payless Inc.	Discretionary	Blum Capital Partners; Wolverine World Wide, Inc. (NYSE:WWW); Golden Gate Capital	4.7%	8.8%	10.6%	22.7%
Adams Golf Inc.	Discretionary	Taylor Made Golf Company, Inc.	9.5%	10.2%	36.5%	45.4%
Midas, Inc.	Discretionary	TBC Corporation, Inc.	27.9%	31.0%	22.0%	40.1%
O’Charley’s Inc.	Discretionary	Fidelity National Financial, Inc. (NYSE:FNF)	42.3%	50.6%	75.9%	71.0%

(e) Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor—Financial Analyses— Discounted Cash Flow Analysis” is hereby amended and supplemented by replacing the third paragraph of the section on page 38 of the Schedule 14D-9 with the following:

“North Point then performed discounted cash flow analyses using both the management case and the base case. North Point calculated implied prices per share of the Company’s common stock using illustrative terminal values in the year 2023 based on multiples ranging from 7.5x EBITDA to 9.5x EBITDA, a range North Point determined based on its professional judgment and assessment of prevailing market conditions and precedent transactions, including those described above under the heading “Comparable Precedent Transaction Analysis”. The resulting implied terminal value for the Company ranged from $238.3 million to $349.3 million. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 11.4% to 16.4%. The various ranges for discount rates were chosen based on North Point’s weighted average cost of capital analysis, including the rate of return on ten-year U.S. Treasury Notes as of April 9, 2019 and the levered betas, debt-to-equity ratios, and unlevered betas of the comparable restaurant companies with inconsistent performance listed on the chart on page 34 of the Schedule 14D-9, and research of historical global private equity median internal rates of return (“IRRs”). The resulting implied equity values per share ranged from $6.28 to $12.34. North Point compared this range of equity values per share to the per share consideration to be paid pursuant to the Merger Agreement of $6.45.”

(f) Item 4 of the Schedule 14D-9 under the heading “Certain Unaudited Prospective Financial Information of the Company” is hereby amended and supplemented by amending the table set forth following the ninth paragraph under such heading on page 43 of the Schedule 14D-9 to add new rows immediately preceding “EBITDA” and adding Footnote 4 to “EBITDA” as follows:

Loss on Disposal or Impairment	$0.1	$16.5	$1.9	Both	—	—	—	—	—
Other Expense, net	$0.2	$0.2	$0.2	Both	$0.2	$0.2	$0.2	$0.2	$0.2
EBITDA(4)	$21.7	$(4.8)	$18.3	Management	$22.4	$25.2	$28.5	$30.5	$32.1

				Base	$22.4	$23.0	$23.8	$24.8	$26.9

(4) Actual values are as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on March 14, 2019 and the Company’s Annual Report on Form 10-K for the fiscal year ended January 1, 2018, filed with the SEC on March 15, 2018. In this table, EBITDA can be derived by subtracting from Total Revenue the sum of “Store Operating Costs”, “SG&A”, “Loss on Disposal or Impairment” and “Other Expense, net”.

(g) Item 4 of the Schedule 14D-9 under the heading “Certain Unaudited Prospective Financial Information of the Company” is hereby amended and supplemented by amending the table set forth following the ninth paragraph under such heading on page 43 to add new rows at the bottom of the table as follows:

Cash Flow from Continuing Operations	—	—	—	Management	$16.5	$19.5	$23.1	$24.7	$26.4
				Base	$16.5	$18.0	$19.8	$20.6	$22.9

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs as the third and fourth paragraphs under the heading “Litigation Related to the Transactions”:

“On May 7, 2019, Arnold Swan, a purported stockholder, filed a putative class action lawsuit challenging disclosures made in connection with the Transactions in the Court of Chancery of the State of Delaware. The complaint is captioned Swan v. Papa Murphy’s Holdings, Inc. et al., case number 2019-0343. The complaint names as defendants the Company, members of the Board, Merger Sub and Parent. The complaint alleges, among other things, that the Board violated its fiduciary duties under Delaware law by failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their shares or seek appraisal. As relief, the complaint seeks, among other things, an injunction against the Transactions, rescissory damages should the Transactions be consummated, and an award of attorneys’ and experts’ fees. The defendants believe that the complaint lacks merit.

On May 8, 2019, Lucas Wayne Baum, a purported stockholder, filed a putative class action lawsuit challenging certain disclosures made in connection with the Transactions in the United States District Court for the District of Delaware. The complaint is captioned Baum v. Papa Murphy’s Holdings, Inc. et al., case number 1:19-cv-00860. The complaint names as defendants the Company and members of the Board. The complaint alleges, among other things, that the Company and the Board violated provisions of the Exchange Act by making untrue statements of material fact or failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, an injunction against the Transactions, rescissory damages should the Transactions be consummated, and an award of attorneys’ and experts’ fees. The defendants believe that the complaint lacks merit.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2019

PAPA MURPHY’S HOLDINGS, INC.

By:	/s/ Nik Rupp
Name:	Nik Rupp
Title:	Chief Financial Officer

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